Filed pursuant to Rule 424(b)(3)
File No. 333-240261

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated December 15, 2021

to

Prospectus dated November 2, 2021

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated November 2, 2021 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 35 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose an amendment and restatement of our advisory agreement;

•	to disclose the terms of the form of Class I PCR Agreement;

•	to disclose related changes to the calculation of our net asset value (“NAV”) per share; and

•	to disclose the appointment of James W. Brown to our board of directors.

Advisory Agreement

The following supplements “Management - The Advisory Agreement”, “Compensation” and each other disclosure in the Prospectus related to compensation paid to the Adviser and Sub-Adviser.

On December 15, 2021, we entered into the Third Amended and Restated Advisory Agreement (the “New Advisory Agreement”), effective as of November 30, 2021, by and between the Company and FS Real Estate Advisor. The New Advisory Agreement amends and restates the Second Amended and Restated Advisory Agreement, dated as of August 17, 2018, to permit the Base Management Fee and Performance Fee to be paid, at the adviser’s election, in (i) cash, (ii) Class I shares, (iii) performance-contingent Class I share awards (“Class I PCRs”), or (iv) any combination of cash, Class I shares or Class I PCRs. Under the New Advisory Agreement, the adviser will be paid its Base Management Fee and Performance Fee in cash unless it elects to receive Class I shares or Class I PCRs by providing written notice to the Company within 10 days following the end of the applicable quarter or year when such fee was earned (the date of such election is the “Election Date”). Class I PCRs shall provide the adviser the right to receive from the Company a number of Class I shares equivalent to the number of Class I PCRs immediately upon satisfaction of the performance conditions set forth in the Class I PCR award agreement, which shall be approved by our board of directors, including a majority of our independent directors, as fair and reasonable to the Company and on terms no less favorable to the Company than those available from unaffiliated third parties. The adviser may elect at a later date to have the Company repurchase some or all of the Class I shares issued to the adviser in accordance with the New Advisory Agreement, including Class I shares issued pursuant to any Class I PCRs (the “adviser Class I shares”) at a per share price equal to the then-current Class I share transaction price. The adviser Class I shares will not be subject to the repurchase limits of the Company’s share repurchase plan or any reduction or penalty for an early repurchase. The adviser will have registration rights with respect to the adviser Class I shares.

In addition, the sub-adviser agreed to receive the base management fees and performance fees it receives from the adviser in the same proportion of cash, Class I shares and Class I PCRs as elected by the adviser for a given period. Any such Class I shares and Class I PCRs issued to the sub-adviser will have the same rights and conditions as those issued to the adviser.

Class I PCR Agreement

Under the form of Class I PCR agreement to be entered into between the Company, the adviser and sub-adviser (the “PCR Agreement”), management and performance fees may be payable to the adviser and sub-adviser (the “Adviser Entities”) in the form of Class I PCRs to the extent that distributions paid to stockholders in the applicable fiscal quarter exceed the Company’s Adjusted Core Earnings. “Adjusted Core Earnings” means: the net income (loss) attributable to stockholders, computed in accordance with GAAP, including (A) realized gains (losses) not otherwise included in GAAP net income (loss), (B) stockholder servicing fees, and (C) reimbursements for organization and offering expenses, and excluding (i) non-cash equity compensation expense, (ii) depreciation and amortization, (iii) any unrealized gains or losses or other similar non-cash items that are included in net income for the applicable reporting period, regardless of whether such items are included in other comprehensive income or loss, or in net income, and (iv) onetime events pursuant to changes in GAAP and certain material non-cash income or expense items. Thereafter, Class I PCRs may become issuable in the form of Class I shares upon the achievement of the following conditions in any fiscal quarter following the initial issuance of the Class I PCRs (together, the “Performance Conditions”): (a) Adjusted Core Earnings for the quarter exceed distributions paid to stockholders during such quarter (such difference, the “Excess Distributable Income”) and (b) the annualized distribution yield on the Class I Shares (measured over such quarter) is at least at the yield target determined by management given then-current market conditions (the “Yield Target”). The initial Yield Target will be a 6.0% annualized yield on the Class I shares.

On the last day of any fiscal quarter in which the Company achieves the Performance Conditions (the “Performance Achievement Date”), the Company will issue to the Adviser Entities the number of Class I shares equal in value to the Excess Distributable Income for such quarter in respect of any outstanding Class I PCRs. The Adviser Entities, and their respective affiliates and employees, may not request repurchase by the Company of any Class I shares issued under the PCR Agreement for a period of six (6) months from the date of issuance. Thereafter, upon ten days’ written notice to the Company by the Adviser Entities, the Company must repurchase any Class I shares requested to be repurchased by the Adviser at the most recently published transaction price per Class I share; provided that no repurchase shall be permitted that would jeopardize the Company’s qualification as a REIT or violate Maryland law. If, prior to the Performance Achievement Date, (i) the New Advisory Agreement is terminated in accordance with Section 12(b) of the New Advisory Agreement (other than Section 12(b)(iii) thereof) or (ii) the sub-advisory agreement is terminated in accordance with Section 9(b) thereof (other than Section 9(b)(v) thereof), any rights related to the Class I PCRs evidenced hereby by the terminated party as of the date of such termination shall immediately vest and the Company shall issue the number of Class I shares issuable upon such vesting. If, prior to the Performance Achievement Date, either of the Adviser Entities resigns as the adviser or sub-adviser, respectively, of the Company, then any rights related to the Class I PCRs evidenced hereby as of the date of such resignation shall remain outstanding and Class I shares issuable in respect thereof shall be issued upon achievement of the Performance Conditions.

Calculation of NAV Per Share

The sub-section of the Prospectus entitled “Net Asset Value Calculation and Valuation Guidelines—NAV and NAV Per Share Calculation” is hereby amended by replacing such section with the following:

NAV and NAV Per Share Calculation

We are offering to the public five classes of shares of our common stock: Class T, Class S, Class D, Class M and Class I shares. Each class of our common stock, including our Class F and Class Y common stock, which are only being offered pursuant to our distribution reinvestment plan, will have an undivided interest in our assets and liabilities, other than class-specific liabilities. In accordance with the valuation guidelines, our adviser will calculate our NAV per share for each class as of the last calendar day of each month.

We will use the same methodology as set forth below to calculate our NAV for each of our share classes. Because stockholder servicing fees are calculated based on the NAV of our Class T, Class S, Class D and Class M shares, they will reduce the NAV or, alternatively, the distributions payable, with respect to the shares of each such class, including shares issued under our distribution reinvestment plan. In addition, because advisory fees are calculated based on the NAV of our Class T, Class S, Class D, Class M, Class I and Class Y shares, they will reduce the NAV or, alternatively, the distributions payable, with respect to the shares of each such class, including shares issued under our distribution reinvestment plan.

At the end of each month, before taking into consideration repurchases or class-specific expense accruals for that month, any change in our aggregate NAV (whether an increase or decrease) is allocated among each class of shares based on each class’s relative percentage of the previous aggregate NAV plus issuances of shares that were effective as of the first calendar day of such month. The NAV calculation is available generally within 15 calendar days after the end of the applicable month. Changes in our monthly NAV will reflect factors including, but not limited to, accruals for net portfolio income, interest expense and unrealized/realized gains (losses) on assets, any applicable organization and offering costs and any expense reimbursements. From and after the date we raise $250 million in gross proceeds in our public offerings, we will reimburse our adviser and sub-adviser for any organization and offering expenses that the adviser and the sub-adviser incur or have incurred and advanced on our behalf, up to a cap of 0.75% of the gross proceeds of this offering in excess of $250 million. Our adviser and sub-adviser have each agreed to defer the recoupment of any organization and offering expenses that may be reimbursable by us under the advisory agreement with respect to gross proceeds raised in our public offerings in excess of $250 million until our adviser, in its sole discretion, determines that we have achieved economies of scale sufficient to ensure that we can bear a reasonable level of expenses in relation to our income. For purposes of calculating our NAV, the organization and offering expenses paid by our adviser or the sub-adviser will not be recognized as expenses or as a component of equity and reflected in our NAV until we reimburse our adviser or the sub-adviser for those costs.

Following the allocation of income and expenses as described above, NAV for each class is adjusted for additional issuances of common stock, repurchases, and class-specific expense accruals to determine the current month’s NAV, including any stockholder servicing fees and advisory fees. Selling commissions and dealer manager fees paid at the time of purchase have no effect on the NAV of any class. For each applicable class of shares, the stockholder servicing fee will be calculated as a percentage of the aggregate NAV for such class of shares. The declaration of distributions will reduce the NAV for each class of our common stock in an amount equal to the accrual of our liability to pay any such distribution to our stockholders of record of each class. NAV is intended to reflect our estimated value on the date that NAV is determined, and NAV of any class at any given time will not reflect any obligation to pay future stockholder servicing fees that may become payable after the date the NAV is determined. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class.

NAV per share for each class is calculated by dividing such class’s NAV at the end of each month by the number of shares outstanding for that class at the end of such month. In calculating the number of shares outstanding for each month-end that coincides with the end of a fiscal quarter, we include the number of Class I shares that have been or will be issued to the adviser for the quarter with respect to any outstanding Class I PCRs based on the achievement of the Performance Criteria as described in “Management—The Advisory Agreement.” For each month-end that is not the end of a fiscal quarter, solely for purposes of calculating NAV per share, we include an estimated number of Class I shares, if any, that would have been issued to the adviser in connection with any outstanding Class I PCRs based on our estimated Excess Distributable Income as of such date. The combination of the Class T NAV, Class S NAV, Class D NAV, Class M NAV, Class I NAV, Class F NAV and Class Y NAV will equal the value of our assets less our liabilities, which include certain class-specific liabilities. Our adviser will calculate the value of our investments as directed by our valuation guidelines based upon values received from various sources, including independent valuation services. Our adviser will be responsible for information received from third parties that is used in calculating our NAV.

Management

Effective December 10, 2021, our board of directors increased the size of the board by one and appointed James W. Brown as a new director, such that our board of directors consists of nine directors: Michael C. Forman, Jeffrey Krasnoff, David J. Adelman, Ryan N. Boyer, James W. Brown, Karen D. Buchholz, Terence J. Connors, John A. Fry and Jack A. Markell. Ms. Buchholz and Messrs. Boyer, Brown, Connors, Fry and Markell serve as our independent directors.

The section of the Prospectus entitled “Management—Board of Directors and Executive Officers” is hereby amended to state that our board of directors consists of nine directors, six of whom are considered independent directors, to identify Mr. Brown as an independent director, and to include his biography below:

James W. Brown joined our board in December 2021. He has been affiliated with FS Investments since 2016, most recently as a trustee of the FS Series Trust. Through his work in both the private and public sectors, he has developed wide experience in real estate transactions, finance and investment. He served as an attorney for the Banking Committee of the U.S. House of Representatives from 1977 to 1981 and as an associate/partner at the Dilworth Paxson law firm from 1982 to 1987. It his legal practice he represented real estate lenders, buyers, sellers and bondholders in numerous transactions. In 1987, he was confirmed as the Pennsylvania Secretary of General Services, heading the department that administers, among other matters, all Commonwealth construction, buildinoperation and real estate leasing. He went on to serve as Chief of Staff to Pennsylvania Governor Robert P. Casey from 1989 to 1994. In addition to his regular duties in that role, he served on the boards of both state public pension funds and the Pennsylvania Housing Finance Agency and led several large economic development projects. From 1995 to 2006, he served as a founding partner of SCP Private Equity Partners, where he led a number of investments, including several hotels. In 2007, he was appointed Chief of Staff to U.S. Senator Robert P. Casey, Jr., a position he held through 2015. Mr. Brown has been a member or chair of the boards of numerous companies, both public and private and has also served on the boards of many nonprofit and charitable institutions. He is currently a director of the Hershey Company and the Hershey Trust Company and is a member of the Board of Managers of the Milton Hershey School. He received his B.A. From Villanova University’s Honors Program and his J.D. from the University of Virginia Law School.